

07008734

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED DEC 26 2007 WASHINGTON, D.C. 182

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66139

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 9/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NUMIS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 FIFTH AVENUE, 13TH FLOOR
(No. and Street)

NEW YORK, NY 10003-1005
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILL ROBINS 646-205-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSE COOPERS LLC
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 18 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILL ROBINS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NUMIS SECURITES.INC, as of SEPTEMBER 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CELIA POMPEY
Notary Public, State of New York
Qualified in New York County
Reg. No. 01PO4949872
My Commission Expires Oct. 7, 2009

STATE OF NEW YORK
COUNTY OF NEW YORK

Notary Public — Dated December 20th 2007

Signature 12/20/07

CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Numis Securities, Inc.

Statement of Financial Condition
September 30, 2007

Numis Securities, Inc.
Index
September 30, 2007

PRICEWATERHOUSECOOPERS


SEC MAIL
PROCESSING
RECEIVED
DEC 26 2007
WASH. D.C.
182
SEC

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Stockholder and Board of Directors of
Numis Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Numis Securities, Inc. at September 30, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

December 19, 2007

Numis Securities, Inc.
Statement of Financial Condition
September 30, 2007

Assets	
Cash	$ 279,372
Receivables from and deposits with broker	2,911,727
Due from parent	1,707,939
Fixed assets, net of accumulated depreciation	270,178
Prepaid expenses and other	122,629
	$ 5,291,845
Liabilities and Stockholder's Equity	
Payable to Parent	$ 203,575
Accounts payable and accrued expenses	2,060,650
	2,264,225
Stockholder's equity	
Common stock $1.00 par value; 100 shares authorized, issued and outstanding	100
Additional paid-in capital	4,788,409
Accumulated deficit	(1,760,889)
	3,027,620
	$ 5,291,845

The accompanying notes are an integral part of this financial statement.

1. Description of Business

Numis Securities, Inc. (the "Company"), a Delaware corporation incorporated on October 17, 2003, is a wholly owned subsidiary of Numis Securities Limited ("the Parent"). The Company commenced its operations on October 23, 2003, and received its license from the Securities and Exchange Commission (the "SEC") on February 18, 2004. The Parent is in the investment banking and institutional stock-brokerage business, and is a wholly owned trading subsidiary of Numis Corporation Plc ("Plc"). Plc is a listed United Kingdom stock company traded on the Alternative Investment Market of the London Stock Exchange ("LSE").

The Company is a broker-dealer registered with the SEC and a member of the National Association of Securities Dealers, Inc. The Company was established to provide securities brokerage services to United States customers trading in United Kingdom securities.

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Cash

Cash represents unrestricted cash held with one major financial institution. As of September 30, 2007, the cash held at banks exceeded the Federal Deposit Insurance Company (FDIC) insurance limits.

Fixed Assets

Fixed assets consist of office equipment, furniture, technology equipment, and leasehold improvements stated at cost, less accumulated depreciation and amortization. Estimated useful lives are three years for office equipment and technology equipment, and seven years for furniture.

Receivables from and Deposits with Broker

Receivables from and deposits with broker represent cash balances on deposit with, and commissions and interest receivable from, the Company's clearing broker. The Company is subject to credit risk should the clearing broker be unable to pay the balance reflected on the statement of financial condition, however, the Company does not anticipate non-performance by this counterparty. The carrying value approximates the fair value as the balance is short-term.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("SFAS 109"). Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to amounts that more likely than not will not be realized.

Use of Estimates and Indemnifications

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. These estimates and assumptions are based on

judgment and available information, and, consequently, actual results could be materially different from these estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

Share-Based Compensation
Certain employees of the Company are permitted to participate in Plc's Restricted Stock Plan for Employees of Numis Securities Inc. ("the Plan"). The Plan is accounted for in accordance with Statement of Financial Accounting Standards No. 123R ("SFAS 123R"), *Share-Based payment*. SFAS 123R requires companies to recognize expense for stock-based compensation in the statement of income. The resulting liability is included in Payable to Parent on the statement of financial condition.

New Accounting Pronouncements
In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109*, ("FIN 48") which is effective for non-public companies for fiscal years beginning after December 15, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company is evaluating what impact, if any, the adoption of FIN 48 will have on its financial statements.

In June 2007, the Emerging Issues Task Force issued EITF 06-11, *Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards* ("EITF 06-11"), which is effective for fiscal years beginning after December 15, 2007. EITF 06-11 states that a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity classified nonvested equity shares, nonvested equity share units, and outstanding equity share options should be recognized as an increase to additional paid-in capital. The amount recognized in additional paid-in capital for the realized income tax benefit from dividends on those awards should be included in the pool of excess tax benefits available to absorb tax deficiencies on share-based payment awards. The Company is currently evaluating what impact, if any, the adoption of EITF 06-11 has on its financial statements.

3. Fixed Assets

As of September 30, 2007, fixed assets consisted of the following:

Furniture, fixtures and leasehold improvements	$ 101,618
Technology equipment	330,022
	431,640
Accumulated depreciation	(161,462)
Fixed assets, net	$ 270,178

The Company is obligated under a noncancelable lease for office space which expires on July 30, 2009. The lease is subject to a master lease agreement which could be cancelled at any time. The lease is subject to escalation based on certain costs incurred by the landlord.

Minimum future annual rental commitments under the operating lease are as follows:

Year Ending	
September 30, 2008	$ 118,349
September 30, 2009	101,077
	$ 219,426

Refer to footnote 9, Subsequent Events, for additional disclosure on leases.

4. Related Party Transactions

In the course of its business, the Company acts as agent for the Parent's clients. In return for these services the Company receives commission revenues from the Parent in accordance with terms of the allocation methodology established in the July 2004 agreement, as amended in November 2007. The allocation is primarily linked to the level of worked performed by the Company. Receivables of $1,707,939 related to commissions income are included in due from Parent on the statement of financial condition. The carrying value of these receivables approximates the fair value as the balance is short-term.

The Parent receives a service fee for each transaction that is booked by Numis based on the Parent's detailed cost analysis on services performed.

Based on the allocation methodology management does not believe that there is tax exposure and therefore has not recorded a tax reserve.

5. Clearing Fee Agreement

The Company has an agreement with its clearing broker. As part of the agreement, the Company maintains a deposit account with the clearing broker and is subject to certain termination fees in the event the agreement is terminated by either party without cause upon ninety days prior notice. The termination fee is defined in the agreement as a reasonable and documentable amount agreed upon by both parties. The Company does not intend to terminate the agreement during this period, and as such has not recognized any liability or expense related thereto.

6. Income Taxes

The deferred tax assets are comprised of the following:

Deferred	
Federal	$ 447,479
State and local	271,055
	718,534
Less: Valuation allowance	(718,534)
	$ -

At September 30, 2007, the Company has recorded a deferred tax asset of $718,534. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such asset will

not be realized in future years. Accordingly, a valuation allowance of $718,534 has been recorded against the deferred tax asset in accordance with the realization criteria established by SFAS 109. Also included in the deferred tax asset are certain timing differences of $183,000 related to depreciation and the restricted stock plan, resulting in a total gross timing difference of $1,587,000. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Due to the Company's limited operating history, evaluation of the Company's ability to generate future taxable income is not reasonably possible.

7. Restricted Stock Plan

During the year ended September 30, 2007, the Company's board of directors approved the Plan. Under the terms of the Plan, selected employees are awarded a share purchase option (the "Option") of Plc stock, which is priced at the Plc closing price on the LSE on the grant date. Such option expires on average 16 days after the grant date. At grant date, the fair value of the option to purchase shares within the allotted exercise period was calculated using an option pricing model. If an employee exercises this option, the employee is then allocated a like number of shares at no further cost to the employee, and this additional "matching share" has a 5 year vesting period. The matching shares vest on the fifth anniversary of the date of exercise of the original stock option or on a pro-rata basis in the event of involuntary termination. Unvested matching shares are forfeited in the event of voluntary termination or termination for cause.

Under the terms of the Plan, employees may finance the purchase with a loan from Plc with repayments, including interest, made on a straight line basis annually for five years. In the event of non-payment of the loan, matching shares are forfeited. No matching shares vested during the year ended September 31, 2007.

There were 162,218 matching shares outstanding at the beginning of the current fiscal year, with a weighted average price of $5.07. For the year ended September 30, 2007, 22,182 options were offered and issued with a weighted average exercise price of $5.63, and a like number of matching shares were issued upon exercise of the option, in accordance with the Plan. An additional 1,143 matching units were allotted to participants in leiu of dividends on their respective matching shares, with a weighted average price of $6.25. There were 3,997 matching shares, with a weighted average price of $5.58, forfeited during the year by participants who left the Company. As of September 30, 2007, there were 181,546 matching shares outstanding with a weighted average exercise price of $5.13. There were no options outstanding as of September 30, 2007.

8. 401(K) Profit Sharing Plan

The Company maintains a 401(k) profit sharing plan ("Plan") for the benefit of all eligible employees who meet certain plan requirements. Under the Plan, the Company is required to make a 3% "safe harbor" contribution to all eligible employees who have completed three months of service. Vesting in the 3% Company contribution is immediate. The Company may also elect to make a discretionary profit sharing contribution to the Plan regardless of the amount of service completed by the employee during the year. Vesting in such profit sharing contributions is 20% after two years plus an additional 20% per year thereafter.

9. Subsequent Events

On November 6, 2007, the Company signed a lease for new office space at 275 Madison Avenue, New York, NY. In December 2007, management entered into a preliminary agreement with the landlord of the current property whereby the landlord will absolve the Company of all future obligations. As such, the Company does not believe there will be early termination penalties

associated with the move and therefore has not recorded a reserve on the statement of financial condition.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") which requires the Company to maintain minimum adjusted net capital equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At September 30, 2007, the Company had net capital of $2,834,732, which exceeded the amount required by $2,816,706. The ratio of aggregate indebtedness to net capital was .10 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(ii) of this rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

To the Stockholder and
Board of Directors of Numis Securities, Inc. :

In planning and performing our audit of the financial statements of Numis Securities, Inc. (the "Company") as of and for the year ended September 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



December 19, 2007

END